UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

JS ACQUISITION, INC.
(Offeror)
JS ACQUISITION, LLC
(The parent of Offeror)
Jeffrey H. Smulyan
(The controlling person of Offeror)
EMMIS COMMUNICATIONS CORPORATION
(Issuer)
(Name of Filing Persons (identifying status as offeror, issuer and other person))
Jeffrey H. Smulyan
JS Acquisition, Inc.
JS Acquisition, LLC
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,334,878	$5,086.18

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 32,910,753 shares of Class A Common Stock of Emmis Communications Corporation, an Indiana corporation (“Emmis”), par value $0.01 per share (the “Shares”) outstanding as of May 17, 2010 by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), at a purchase price of $2.40 per Share in cash, without interest and less any applicable withholding taxes, other than 62,941 Shares held by Mr. Smulyan and his affiliates, 1,406,500 Shares held by Alden Global Distressed Opportunities Master Fund, L.P. and 1,718,446 Shares to be contributed to Emmis and cancelled pursuant to the Rollover Agreement. Accordingly, this calculation assumes the purchase of 29,722,866 Shares for $71,334,878.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,086.86	Filing Party:	JS Acquisition, Inc.
			JS Acquisition, LLC
			Jeffrey H. Smulyan
Form or Registration No.:	Schedule TO-T	Date Filed:	June 2, 2010
	Schedule 13E-3
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.XXIII

     This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), JS Parent, Mr. Smulyan and Emmis. The Schedule TO relates to the offer by JS Acquisition to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 8 without definition have the meanings ascribed to them in this Amendment No. 8, the Schedule TO or the Offer to Purchase.
     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	The Offer has been extended from 5:00 p.m., New York City time, on Friday, August 27, 2010 until 5:00 p.m., New York City time, on Thursday, September 2, 2010. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to the Expiration Date of 5:00 p.m., New York City time, on Friday, August 27, 2010 are hereby amended and restated to refer to 5:00 p.m., New York City time, on Thursday, September 2, 2010.

2.	As of 5:00 p.m., New York City time, on Friday, August 27, 2010, 21,274,709.46 Shares had been tendered into and not withdrawn from the Offer. If not withdrawn at or prior to expiration of the Offer, these Shares would satisfy the Minimum Tender Condition. In addition, as of 5:00 p.m., New York City time, on Friday, August 27, 2010, 422,403 shares of Existing Preferred Stock had been tendered into and not withdrawn from the Exchange Offer.

3.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby amended by inserting the following text after the last paragraph thereof:

“In light of the ongoing discussions between the representatives of JS Acquisition, Emmis and Alden and the representatives of the Locked-Up Holders as of August 30, 2010, Emmis further extended the Exchange Offer until 5:00 p.m., New York City time, on Thursday, September 2, 2010, initially adjourned the special meeting of Emmis shareholders, which was convened at 6:30 p.m., local time, on Friday, August 20, 2010, at Emmis’ Headquarters, to vote on the Proposed Amendments, until 8:00 a.m., local time, on Monday, August 30, 2010, and subsequently adjourned the meeting until 6:30 p.m., local time, on Thursday, September 2, 2010, at Emmis’ Headquarters, and JS Acquisition further extended the Offer until 5:00 p.m., New York City time, on Thursday, September 2, 2010. Emmis (with the approval of the Committee) had previously consented to the further extension of the Offer, and JS Parent had previously consented to the further extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Alden had also previously consented to the further extension of the Offer and the Exchange Offer pursuant to the terms of the Alden Purchase Agreement. As of August 30, 2010, JS Parent, JS Acquisition and Mr. Smulyan have stated that they expect to continue their discussions in an effort to reach an agreement with Alden and the Locked-Up Holders. During the past several weeks, Emmis, JS Parent, JS Acquisition, Mr. Smulyan, Alden and the representatives of the Locked-Up Holders negotiated and agreed in principle on revised economic terms for the Transactions that each indicated it would support. Subsequently, Alden had informed Emmis, JS Parent, JS Acquisition and Mr. Smulyan that it would no longer support the negotiated terms. Accordingly, although discussions were continuing, JS Acquisition believed it was unlikely that an agreement would be reached with either Alden or the Locked-Up Holders.

Also on August 30, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC and issued a press release announcing the further extension of the Offer. On that same day, Emmis filed Amendment No. 8 to its Schedule TO/13E-3 with the SEC and issued a press release announcing the further extension of the Exchange Offer and the adjournments of the special meeting of Emmis shareholders.”

The press release issued by JS Acquisition is attached hereto as Exhibit (a)(1)(xxiii). The Amendment to the Definitive Proxy Statement/Offer to Exchange and the press release issued by Emmis on August 30, 2010 have been filed as Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on August 30, 2010 and as Exhibit (a)(1)(xxiii) thereof, respectively, with respect to the Exchange Offer. Both documents are incorporated herein by reference.

4.	“The Offer” (Section 15 — Certain Legal Matters — Shareholder Litigation) of the Offer to Purchase is hereby amended by inserting the following paragraph prior to the last paragraph thereof:

“On August 27, 2010, Alden filed a Reply Memorandum in Support of its Motion to Dismiss in In re: Emmis Shareholder Litigation.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(xxiii)	Press Release, dated August 30, 2010, issued by JS Acquisition, Inc.

(a)(1)(xxiv)	Press Release, dated August 30, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxiii) to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

(a)(2)(ix)	Amendment No. 8 to the Definitive Proxy Statement/Offer to Exchange, dated August 30, 2010 (incorporated by reference to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

Date: August 30, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

*(a)(1)(iii)	Notice of Guaranteed Delivery.

*(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(vi)	Letter to Participants in the Emmis Operating Company 401(k) Plan.

*(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

*(a)(1)(viii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(1)(ix)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(1)(x)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xi)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(1)(xiii)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xiv)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xv)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xvi)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xvii)	Press Release, dated August 9, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xviii)	Press Release, dated August 9, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS

Exhibit	Description
Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(1)(xix)	Press Release, dated August 13, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xx)	Press Release, dated August 13, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xix) to Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010).

*(a)(1)(xxi)	Press Release, dated August 20, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xxii)	Press Release, dated August 20, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010).

(a)(1)(xxiii)	Press Release, dated August 30, 2010, issued by JS Acquisition, Inc.

(a)(1)(xxiv)	Press Release, dated August 30, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxiii) to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

*(a)(2)(i)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(2)(ii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(2)(iii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(2)(iv)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(2)(v)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(2)(vi)	Amendment No. 5 to the Definitive Proxy Statement/Offer to Exchange, dated August 9, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 5 to the combined

Exhibit	Description
Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(2)(vii)	Amendment No. 6 to the Definitive Proxy Statement/Offer to Exchange, dated August 16, 2010 (incorporated by reference to Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010).

*(a)(2)(viii)	Amendment No. 7 to the Definitive Proxy Statement/Offer to Exchange, dated August 23, 2010 (incorporated by reference to Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010).

(a)(2)(ix)	Amendment No. 8 to the Definitive Proxy Statement/Offer to Exchange, dated August 30, 2010 (incorporated by reference to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010.

*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010.

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010.

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010.

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010.

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006

Exhibit	Description
PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010.

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010.

*(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010.

*(c)(i)	Materials Prepared by Moelis & Company, dated April 19, 2010.

*(c)(ii)	Materials Prepared by BIA Capital Strategies, LLC, dated April 2010.

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (the “Alden Purchase Agreement”) (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Form of Amended and Restated Operating Agreement to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Appendix III to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(v)	Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Exhibit (d)(v) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(vi)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(vii)	Form of Indenture between Emmis Communications Corporation and U.S. Bank National Association, as trustee with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C on the Application on Form T-3 filed by Emmis

Exhibit	Description
Communications Corporation with the SEC on May 27, 2010).

*(d)(viii)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

*(d)(ix)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

*	Previously filed.